PO Box 9777 Federal Way, WA 98063-9777 Tel 253-924-7170 Fax 253-924-3174

May 28, 2009

Mr. John Cash
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
File # 1-4825

Dear Mr. Cash:

This letter responds to the comments included in the staff’s letter dated April 6, 2009 relating to Weyerhaeuser Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.  As requested in your letter, we acknowledge that:

▪	Weyerhaeuser Company (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008

Liquidity anti Capital Resources, page 47

1.
Given the importance of available funding to your business, please revise future filings to include a specific and comprehensive discussion of the terms of the significant covenants within each of your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

United States Securities and Exchange Commission
May 28, 2009

Response
The following disclosure was added to the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009:

Debt covenants

As of March 31, 2009 Weyerhaeuser Company and WRECO:

•      had no borrowings outstanding under the credit facilities and

•      were in compliance with the credit facility covenants.

Weyerhaeuser Company Covenants

Key covenants related to Weyerhaeuser Company include the requirement to maintain:

•      a minimum defined net worth of $3.75 billion and

•      a defined debt-to-capital ratio of 65 percent or less.

Weyerhaeuser Company’s defined net worth is comprised of:

•      total Weyerhaeuser shareholders’ interest,

•      plus or minus accumulated comprehensive loss balance related to deferred pension and postretirement income or expense,

•      minus Weyerhaeuser Company’s investment in subsidiaries in our Real Estate segment or other unrestricted subsidiaries.

Total Weyerhaeuser Company capitalization is comprised of:

•      total Weyerhaeuser Company (excluding WRECO) debt

•      plus total defined net worth.

As of March 31, 2009, Weyerhaeuser Company had:

•      a defined net worth of $4.09 billion and

•      a defined debt-to-capital ratio of 57.7 percent.

Subsequent to March 31, 2009, WRECO declared a $150 million dividend to Weyerhaeuser Company reducing Weyerhaeuser Company’s investment in WRECO; thereby increasing Weyerhaeuser Company’s defined net worth.

Weyerhaeuser Real Estate Company Covenants

Key covenants related to WRECO revolving credit facilities and medium-term notes include the requirement to maintain:

•      a minimum defined net worth of $100 million,

•      a defined debt-to-total-capital ratio of 80 percent or less and

•      Weyerhaeuser Company or a subsidiary must own at least 79 percent of WRECO.

WRECO’s defined net worth is:

•      total WRECO shareholders’ interest,

•      minus intangible assets,

•      minus WRECO’s investment in joint ventures and partnerships.

Total WRECO defined debt is:

•      total WRECO  debt – including any intercompany debt

•      plus outstanding WRECO guarantees and letters of credit.

Total WRECO capital is defined as:

•      total WRECO defined debt and

•      total WRECO defined net worth.

As of March 31, 2009, WRECO had:

•      a defined net worth of $1.1 billion and

•      a defined debt ratio of 49.3 percent.

United States Securities and Exchange Commission
May 28, 2009

Subsequent to March 31, 2009, WRECO declared a $150 million dividend to Weyerhaeuser Company reducing WRECO’s defined net worth.

There are no other significant financial debt covenants related to our third party debt for either Weyerhaeuser Company or WRECO.

Critical Accounting Policies, page 51
Long-Lived Assets and Goodwill, page 52

2.
To enable investors to better understand your impairment assessment of real estate assets in process of development and for sale relative to your current market conditions, as well as to allow investors to better assess the likelihood of potential future impairments, please revise future filings to disclose and discuss the following for each period presented:

•	A detailed discussion of how you perform your impairment analysis under FAS 144;
•	The number of communities evaluated for impairment;
•	The number of communities impaired and the remaining carrying value of those communities;
•	The number of lots under option that were abandoned and the number that, remain;
•	A sensitivity analysis of your significant assumptions;
•	Quantitative information regarding any significant known trends;
•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Response
The following disclosure was added to Critical Accounting Policies in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009 to describe how the Company performs real estate impairment analyses under FAS 144:

IMPAIRMENT OF LONG-LIVED ASSETS: REAL ESTATE

Ordinarily, we review homebuilding long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  We recorded long-lived homebuilding asset impairments of $948 million in 2008 and $42 million in the first quarter of 2009.

Real Estate Held for Development

Real estate held for development includes subdivisions and master planned communities (MPCs).  MPCs typically include several product segments such as residential, active adult, retail and commercial. We evaluate impairment at the subdivision or MPC product segment level. Factors that are considered when evaluating a subdivision or MPC product segment for impairment include:

•      gross margins and selling costs on homes closed in recent months;

•      projected gross margins and selling costs based on our operating budgets;

•      competitor pricing and incentives in the same or nearby communities; and

•      trends in average selling prices, discounts, incentives, sales velocity and cancellations.

We update the undiscounted cash flow forecast for each subdivision and MPC product segment that may be impaired. The undiscounted cash flow forecasts are affected by community-specific factors that include:

•      estimates and timing of future revenues;

•      estimates and timing of future land development, materials, labor and contractor costs;

•      community location and desirability, including availability of schools, retail, mass transit and other services;

•      local economic and demographic trends regarding employment, new jobs and taxes;

•      competitor presence, product types, future competition, pricing, incentives and discounts; and

•      land availability, number of lots we own or control, entitlement restrictions and alternative uses.

The carrying amount of each subdivision and MPC product segment is written down to fair value when the forecasted cash flows are less than the carrying amount of a subdivision or MPC product segment. An impairment charge for a subdivision or MPC product segment is allocated to each lot in the community in the same manner as land and development costs are allocated to each lot.

United States Securities and Exchange Commission
May 28, 2009

Real Estate Held for Sale

Real estate held for sale includes homes that have been completed and land that we intend to sell.  We regularly sell land or lots that do not fit our value proposition or development plans.

The carrying amount of real estate held for sale is reduced to fair value less estimated costs to sell if the forecasted net proceeds are less than the carrying amount. The fair value analysis is affected by local market economic conditions, demographic factors and competitor actions, and are inherently uncertain. Actual net proceeds can differ from the estimates. The carrying amount of real estate held for sale is evaluated quarterly.

Market Approach

We use the market approach to determine fair value of real estate held for development and held for sale when information for comparable assets is available. This approach is commonly used for our active projects where we are selling product. We typically use:

•      sales prices for comparable assets,

•      market studies,

•      appraisals or

•      legitimate offers.

Income Approach

We generally use the income approach for our inactive projects. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The fair value measurement is based on the value indicated by current market expectations regarding those future estimated cash inflows and outflows. We use present value techniques based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. Discount rates applied to the estimated future cash flows of our homebuilding assets in the first quarter of 2009 were generally 18 percent. The income approach relies on management judgment regarding the various inputs to the undiscounted cash flow forecasts.

The following disclosure was included in the financial statement footnotes in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009 to provide information about real estate impairments:

NOTE 8: REAL ESTATE ASSET IMPAIRMENTS AND OTHER RELATED CHARGES

We review homebuilding long-lived assets and investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets are stated at cost unless events or circumstances trigger an impairment review. If a triggering event occurs and the asset’s carrying amount is not recoverable, we record an impairment loss, which is the difference between the asset’s book value and fair value. The determination of fair value is based on appraisals and market pricing of comparable assets when that information is available, or the discounted value of estimated future net cash flows from these assets.

During 2008 and 2009, unfavorable market conditions caused us to re-evaluate our strategy to develop certain projects, reduce sales prices, increase customer incentives, or reassess the recoverability of our investments, which triggered impairment charges. Write downs of impaired assets are recorded as adjustments to the cost basis of inventory and investments.

Total Real Estate Impairment and Other Investment-Related Charges

DOLLAR AMOUNTS IN MILLIONS
	QUARTER ENDED
	MARCH 31, 2009	MARCH 30, 2008
Real estate impairments	$15	$33
Write-off of pre-acquisition costs	13	4
Other related charges	14	—
Total impairments of long-lived assets and other related charges	42	37
Impairments of investments and other related charges	26	23
Total impairments and other related charges	$68	$60

United States Securities and Exchange Commission
May 28, 2009

The write-off of pre-acquisition costs primarily relates to forfeited deposits on options to purchase land. The first quarter 2009 charge represents the forfeiture of deposits on two projects that were planned for development of approximately 3,300 residential lots. As of March 31, 2009, we control approximately 72,000 lots under option.

Impairments of investments and other related charges relate to loans and investments in unconsolidated entities.

In addition to the Real Estate charges included above, Forest Products has recorded charges for the impairment of interest that was previously capitalized on Real Estate assets of $1 million and $5 million for the quarters ended March 31, 2009, and March 31, 2008, respectively. These charges are classified as Forest Products charges for asset impairments in the accompanying Consolidated Statement of Earnings.

Given the current economic environment, we reviewed:

•      81 out of 125 real estate projects for recoverability, of which nine were impaired in the first quarter; and

•      approximately 90 investments, all the remaining balances of which were fully impaired in the first quarter.

Additional fair value information related to the Real Estate assets that were impaired in the first quarter of 2009 is provided in the following table:

DOLLAR AMOUNTS IN MILLIONS
		Fair Value Measurements Using
	Impaired Book Values at March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairment Charges in First Quarter 2009
Real estate held for development	$17	N/A	$9	$8	$15
Investment in loans and unconsolidated entities	$—	N/A	N/A	$—	$26

The significant unobservable inputs (Level 3) reported above are discounted future cash flows of the projects and investments. We use present value techniques based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. Discount rates applied to the estimated future cash flows of our homebuilding assets in the first quarter of 2009 were generally 18 percent. See “Critical Accounting Policies” in our Management Discussion and Analysis for additional information regarding our evaluation of real estate impairments.

Observations regarding the Company’s real estate impairment analyses are as follows:
•
The occurrence and magnitude of the Company’s real estate impairments are based on facts and circumstances that are unique to each subdivision or master planned community product segment.  Assumed changes in individual assumptions cannot be applied to all subdivisions and master planned community product segments at a consolidated level.  For example, decreases in sales prices on a percentage basis would be differential across the portfolio based on local market conditions, the Company’s value proposition in the local market and the Company’s strategy in the region and on a project-by-project basis.

•
No single variable in an individual impairment analysis acts independently.  For example, changes in pricing will affect decisions about incentives, discounts and costs that will be incurred for a particular project, as well as factors such as expected sales velocity.  This complexity could only be captured by running a series of analyses for each individual project and would produce an unwieldy amount of information.

•
The amount of impairment for a particular project, if any, depends in part on whether the project has previously been impaired, the magnitude of any prior impairments or when the real estate was originally purchased.

•
The strategy adopted for each project is unique and is not necessarily the same for all projects in the same geography.  For example, the Company may decide to sell the last set of homes in a project at a loss while maintaining prices on a nearby project.  It is not feasible to capture the effect that decisions to change strategy may have on real estate impairments.

United States Securities and Exchange Commission
May 28, 2009

Based on the factors cited above, the Company does not believe it is practicable to provide a sensitivity analysis of significant assumptions used in real estate impairment analyses.  To do so would require management to perform detailed, complex calculations for each subdivision and master planned community product segment each quarter.  This would violate the premise originally stated in FASB Statement No. 121 “that to test each asset each period would be too costly.”1  The Company also believes that disclosure of the results of a series of sensitivity calculations would be misleading because the disclosure would not represent a plausible scenario and would not provide shareholders with an appropriate basis with which to evaluate the amount of potential future real estate impairments.

The Company disclosed all quantitative information regarding significant known trends in its annual report on Form 10-K for the year ended December 31, 2008, and its quarterly report on Form 10-Q for the quarter ended March 31, 2009.  The Company considered information that was gathered and analyzed regarding the risks of recoverability of real estate assets when it expanded the disclosures about real estate asset impairments in its quarterly report on Form 10-Q for the quarter ended March 31, 2009.

Definitive Proxy Statement Filed March 10, 2009
Directors Compensation, page 10

3.	Please clarify why you have not disclosed the aggregate number of equity awards outstanding at fiscal year end. See instruction to Item 402(k)(2)(iii) and (iv).

Response
As indicated on page 12 in the narrative discussion of director compensation under the heading “Retainer Stock Unit Awards,” the “number of aggregate deferred stock equivalent units accumulated in each director’s deferral account as of December 31, 2008 for all years of service as a director, from deferrals of cash compensation and awards of retainer stock units, including additional deferred stock equivalent units credited as a result of dividend equivalent units is disclosed in the beneficial ownership table on page 13.  However, the aggregate number was inadvertently omitted from the Director compensation table on page 10.  The information will be included in the compensation table in future filings.

Compensation Discussion & Analysis, page 14
Determination of Compensation, page 15
Total Compensation, page 15

4.
Please analyze how the Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented.  Describe how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the named executive officers.

1 Paragraph B16, FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

United States Securities and Exchange Commission
May 28, 2009

Response
As stated on page 15 under the heading “Total Compensation,” the Company positions itself at the median for each of the different components of total pay so that the total compensation for the CEO and the named executive officers is comparable to the Company’s peers.  The Compensation Committee uses the tally sheet information primarily to confirm that the aggregate compensation recommended for the officer complies with that philosophy.

Performance Management, page 15

5.
You state that results under the Performance Management Process affect the compensation decisions with respect to salary increases, annual cash incentive awards and long-term incentive awards.  Provide a materially complete description of the correlation between performance, as guided by the Performance Management Process, and the payouts actually made to each of your named executive officers in 2008.  Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007.  For example, we note minimal, if any, analysis as to how the ultimate level of annual stock options, stock appreciation rights, and restricted stock awards were determined.  For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.  Refer also to comments 5 and 8 of our letter dated March 27, 2008 relating to your December 31, 2007 Form 10-K.

Response
The disclosure beginning on page 15 under the heading “Determination of Compensation” is intended to describe the general principles, policies and concepts used by Compensation Committee in its executive compensation setting process, rather than the factors considered in awarding specific forms of compensation to each of the named executive officers.  These factors are described in the section entitled “Compensation Components” on Pages 18 through 24.  To clarify this, the heading on page 15 will be changed in future filings to “Compensation Principles and Processes.”

The performance goals against which executive performance is assessed multiple times during the year, is a broad spectrum of metrics, such as safety results for the business or function, diversity accomplishments, talent development, financial and operating results, strategy, corporate responsibility, customer value delivery and competitive performance.  The assessment of each named executive officer at the end of the year against these multiple goals results in an aggregate ranking of exceeds, achieves or below.  This overall ranking is one factor in decisions regarding compensation.  As stated at page 23 under the heading “Restricted Stock Awards,” the Committee does not use a specific formula to determine the performance rating.  Because each of the named executive officers was deemed to have performed at the level of achieves or above in relation to his or her goals, the performance ranking was not a differentiating factor in determining grants of base pay, options or restricted stock.  Instead, the primary factors resulting in the individual grants of base pay, options or restricted stock are those specifically referenced in the sections included under the heading “Compensation Components” beginning on page 18.

United States Securities and Exchange Commission
May 28, 2009

These factors are consistent with the factors described in our responses to comments 5 and 8 of the Staff’s letter dated March 27, 2008 relating to our December 31, 2007 Form 10-K.  For example, we state on pages 21 and 22 under the heading “Long-Term Incentive Compensation” that the Committee established a target level of long-term incentives for each executive officer position based on the median of competitive market long-term incentives values as a percent of base salary and that the total value of the target award was granted half in options and half in restricted stock.  The one exception to the grants of two types of equity were the grant made to the Canadian named executive officer, whose total grant was in the form of stock appreciation rights.  We then state that the grants of options to the named executive officers were generally at target based on their performance against their PMP rating – the standard for an achieves performance rating.  Mr. Gideon’s grant, however, was above target in recognition of his performance as senior vice president of Containerboard, Packaging and Recycling.  Mr. Gideon, who had been the senior vice president for Timberlands, was appointed senior vice president of Containerboard, Packaging and Recycling effective March 20, 2007.  In this new position, Mr. Gideon was responsible for restructuring the segment, improving the segment’s results of operations and leading the segment profitably and safely through a $6 billion sale of the assets.  With regard to the grants of restricted stock, we state at page 23 that the grants were generally at or slightly above target for the respective position.  In future filings, we will try to clarify the types of performance that may have resulted in above target grants.

Peer Groups, page 17

6.
Please clarify the statement in the last paragraph on page 17 that "[t]he peer group and survey data generally is weighted into a market composite based on equal weighting between the data sources, though the Committee may review the data separately."  In addition, as the prior statement appears to be a general observation about the committee's practices, please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards.  To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, provide an explanation of the reasons for this.  Refer to Item 402(b)(2)(xiv) of Regulation S–K.

Response
Weyerhaeuser regularly reviews market compensation levels to determine if total compensation for its employees remains in the targeted median pay range.  This includes reviewing the pay practices of identified pay peers, as well as reviewing available surveys of pay practices in comparably-sized companies in the forest products, general and manufacturing industries.  Although pay data generally is combined into a market composite for comparison purposes, the Committee may review data sources separately to understand pay differences, if any, by industry or business segment and to assess whether any changes in pay data from year to year reflect true market trends.  The Committee uses its judgment and discretion in determining targeted pay ranges based on external pay data and the Company's compensation philosophy and principles described in the CD&A.  Thus the individual pay elements are not tied to specific benchmarks.  However, as indicated in the CD&A under the heading “Total Compensation,” the total compensation paid to the named executive officers fell generally at the median of the competitive market.

United States Securities and Exchange Commission
May 28, 2009

Compensation Components, page 18
Base Salary. page 18

7.
We note that the salary increases received by Messrs. Gideon and Chandrasekaran were due, in part, to performance.  With a view toward future disclosure, please tell us the nature of the performance for which Messrs. Gideon and Chandrasekaran were rewarded.  In doing so, please tell us how their performance was evaluated under the Performance Management Process, as we note your disclosure on page 16 that "PMP results for an employee affect the employee's salary increases."

Response
Please see the response to comment 5 above.  As noted in our response to comment 5, Mr. Gideon was asked to take responsibility for leading the Containerboard, Packaging and Recycling segment effective March 20, 2007.  In that position, he was responsible for restructuring the segment, improving results of the segment’s operations and leading the segment profitably and safely through a $6 billion sale of the assets.  He then was promoted to the role of executive vice president, Forest Products.  Mr. Chandrasekaran was promoted to the position of senior vice president, Cellulose Fibers in December 2006.  During 2007, he was responsible for improving the profitability, operational efficiencies and safety records of the businesses under his leadership.  As noted at page 19, his grant also was larger than target to position his base salary closer to the competitive midpoint for his position.  In future filings, we will try to clarify the types of performance that may have resulted in above target grants.

Long-Term Incentive Compensation, page 21
Stock Options and Stock Appreciate Rights, page 22

8.
We note that Mr. Gideon's grant exceeded his target award because of his performance.  Please tell us the nature of the performance for which Mr. Gideon was rewarded.  In doing so, please tell us how his performance was evaluated under the Performance Management Process.

Response
Please see the responses to comments 5 and 7 above.  As noted in our responses to comments 5 and 7, Mr. Gideon was asked to take responsibility for leading the Containerboard, Packaging and Recycling segment effective March 20, 2007.  In that position, he was responsible for restructuring the segment, improving results of the segment’s operations and leading the segment profitably and safely through a $6 billion sale of the assets.  He then was promoted to the role of executive vice president, Forest Products.  In future filings, we will try to clarify the types of performance that may have resulted in above target grants.

9.
Please tell us why you have not discussed in CD&A the equity award made to Mr. Neeser on April 16, 2008.  The description of this award on page 34 indicates that the award was made to reward “superior performance.”

United States Securities and Exchange Commission
May 28, 2009

Response
As stated on page 21 under the heading “Long-Term Incentive Compensation,” incentive compensation grants are made in February of each year at the regular meeting of the Compensation Committee.  The grant awarded to Mr. Neeser in April 2008 was not a compensation grant, but rather was a grant in recognition of his performance in leading a small team through a complex and difficult project comprised of the partioning of joint venture assets in Uruguay and Australia, the sale of joint venture assets in Australia to two separate parties and the sale of joint venture assets in New Zealand.  Weyerhaeuser has typically rewarded exceptional performance in special projects through grants of equity.  Mr. Neeser and several of his team received such grants at the successful completion of the project.  This grant was listed on the table titled “Grants of Plan-Based Award” because Item 402(d)(2) requires the disclosure of any grant made to a named executive officer during the fiscal year.  In future filings, we will clarify if certain grants listed in the compensation tables are not part of the annual compensation decisions of the Compensation Committee.

Grants of Plan-Based Awards for Fiscal 2008, page 33

10.
We note that in the "Grant Date Fair Value of Stock and Option Awards" column you have provided values on a per-share basis.  In future filings, please disclose values in this column on an aggregate basis rather than a per-share basis.  Please refer to Item 402(d)(2)(viii) of Regulation S-K.

Response
In future filings, we will disclose values in the Grant Date Fair Value of Stock and Option Awards column on an aggregate basis.

11.	Please clarify why you have provided information in the “Grant Date Fair Value of Stock and Option Awards” column only for option awards and not for stock awards as well.

Response
In the Grant Date Fair Value of Stock and Option Awards column, we inadvertently neglected to add the value for the stock awards of $62.53 per share of stock awarded.  In future filings we will disclose the values for any stock awards in this column on an aggregate basis as requested.

Equity Awards, page 34
April 16, 2008 Option Grant, page 34

12.
This disclosure appears to concern the award of a single type of security but the disclosure refers to both stock appreciation rights and stock options.  Please ensure that your terminology is consistent with the type of equity awards granted to your named executive officers.

Response
In future filings we will ensure that our terminology is consistent with the type of equity awards granted to our named executive officers.

United States Securities and Exchange Commission
May 28, 2009

Outstanding Equity Awards at Fiscal Year-End page 36

13.
We note that in the footnotes to the table you have provided vesting information for the listed awards but have not included the actual vesting dates for the awards.  In future filings, please disclose the vesting dates.  Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response
In the footnotes to the table, we provided the specific date of each grant and then specified that the vesting for the grant would be 25% on the one-year anniversary of the grant, with an additional 25% vesting on each anniversary of the grant and full vesting occurring on the fourth anniversary of the grant.  We believe this is a standard convention and that description would be sufficient for a reader to understand that a grant made on February 20, 2008 would vest 25% on February 20, 2009; 25% on February 20, 2010; 25% on February 20, 2011; and the remaining 25% on February 20, 2012.

Pension Benefits. Page 38

14.
We note that in footnote two to the table you reference your audited financial statements for fiscal year 2008 generally to provide the assumptions disclosure required by Instruction 2 to Item 402(h)(2) of Regulation S-K.  In future filings, rather than referencing your financial statements generally, please disclose a cross-reference to the specific discussion of those assumptions in, as appropriate, your financial statements, the footnotes to your financial statements or your MD&A discussion in your annual report.

Response
In future filings, we will reference in the footnote to the “Pension Benefits” table the specific discussion of the assumptions used for financial reporting purposes to quantify the present value of the current accrued pension benefit disclosed in the table.

15.
We note in the second paragraph of the narrative disclosure that accompanies the table that "[u]nder the deferral plan, executive officers can choose to defer all or a portion of any cash incentives into a deferral account denominated in Weyerhaeuser common stock equivalent units with a 15% premium applied if payment is delayed for at least five years."  With a view toward future disclosure, please show us how the premium is calculated, preferably by reference to an illustrative example.

Response
The second paragraph of the narrative disclosure that accompanies the “Nonqualified Deferred Compensation” table describes generally the way the premium is calculated based on a 15% premium set by the Compensation Committee for amounts deferred into common stock equivalents for a minimum of five years.  The following is an illustration of the calculation assuming the five-year threshold is met.  If the deferral election is changed before the five-year period has elapsed, the premium is forfeited.

Example:
•
A named executive officer has earned $100,000 cash incentive for the year ending in 2008.  He had previously elected to defer his cash incentive for 2008 into the stock equivalent account of the deferred compensation plan.  The dollar value of the premium would be calculated as $100,000 X 15% = $15,000.

United States Securities and Exchange Commission
May 28, 2009

•
The number of stock equivalent units that would be credited to the executive officer's account is determined by dividing the dollar value of each of the deferred cash incentive and the premium relating to the deferred amount by the median price per share of Company stock for the last 11 trading days of January of the year the cash incentive is deferred, which would be in 2009 when the cash incentive would otherwise have been paid.

•	Median price per share for last 11 trading days of January 2009 was $28.06 (closing price for January 26, 2009).
•	The premium amount would result in $15,000 divided by $28.06 = 534.569 share equivalent units credited to the executive’s stock equivalent account.
•
If the named executive officer were to terminate before the five-year vesting period elapsed for reasons other than death, disability or retirement, the stock equivalent units associated with the premium (as well as all gains or losses and dividends related to the premium) would be forfeited.

Potential Payments upon Termination or Change in Control, page 42
Potential Payment Amounts, page 43

16.
We note your tables setting forth information regarding potential payments upon termination or change-in-control.  In future filings, if you include such tabular disclosure, please expand the tables to include the total amounts you would be required to pay your named executive officers under the various scenarios set forth the in the tables.

Response
In future filings, if a tabular disclosure is used to display potential payments upon termination or change in control, we will include the estimated total amount or estimated range of total amounts we would be required to pay to the named executive officers, assuming the triggering event took place on the last business day of the registrant’s last completed fiscal year and including reasonable estimates of the amount or range of amounts applicable to each payment, as well as disclosing the material assumptions underlying these estimates.

If you have any questions regarding this response, please call me at 253-924-7071 or call Claire Grace, Vice President, Corporate Secretary and Assistant General Counsel, at 253-924-5272.

Very truly yours,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer